RECD S.E.C.
FEB 2 0 2007
503

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20018



07002246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Secti
Securities Exchange Act of 1934 and Rule 17a-5 There

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Research Co. 07-007163-C
Attn: W. Robert Goldman, Jr.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Louisiana Avenue; Suite 5A
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

NAME AN[D TELEPHO]NE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Robert Goldman, Jr. (407)628-1156
(Area Code — Telephone No.)

07-007163-C AUD 12
FINANCIAL RESEARCH COMPANY
W. ROBERT GOLDMAN, JR.
1150 LOUISIANA AVENUE, SUITE 5
WINTER PARK FL 32789

B. ACCOUNTANT IDENTIFICATION

INDEPEN[DENT PUBLIC] ACCOUNTANT whose opinion is contained in this Report*

Myers, Douglas L.
(Name — *if individual, state last, first, middle name*)

650 Shawan Falls Drive, Ste 200; Dublin, Ohio 43017
(Address) (City) (State) Zip Code)

CHECK O[NE:]
☒ [Certified Publi]c Accountant
☐ [Public Accoun]tant
☐ [Accountant no]t resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/7/07

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, W. Robert Goldman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Research Co., as of 12/31, 19 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

W. Robert Goldman Jr.
Signature

President
Title

Clarissa D. McConnell
Notary Public
Personally known to me
Executed - February 19, 2007


NOTARY PUBLIC
STATE OF FLORIDA

CLARISSA D. MCCONNELL
MY COMMISSION # DD 622420
EXPIRES: February 16, 2011
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL RESEARCH COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Douglas L. Myers and Associates
Certified Public Accountants
650 Shawan Falls Drive, Suite 200
Dublin, Ohio 43017

Douglas L. Myers
Stephen J. Clement

Phone 614/766-5138
Fax 614/766-2339

The Board of Directors
Financial Research Company, Inc.

We have audited the accompanying balance sheet of Financial Research Company, Inc. (a Georgia corporation), as of December 31, 2006, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Research Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Research Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L. Myers & Associates

January 6, 2007

FINANCIAL RESEARCH COMPANY

BALANCE SHEET

DECEMBER 31, 2006

ASSETS:	
Cash	$ 36
Certificate of Deposit	7,000
Sales Commissions Receivable	9,868
Accrued Interest Receivable	10
Total Assets	$ 16,914
LIABILITIES AND SHAREHOLDER'S EQUITY:	
Accrued Commissions Payable	$ 9,720
Total Liabilities	9,720
Shareholder's Equity:	
Common Stock, $.01 Par Value Per Share, (100,000 Shares Authorized, 30,750 Issued and 1,375 Shares Outstanding)	308
Capital in Excess of Par Value	65,078
Retained Earnings	18,701
	84,087
Common Stock Held in Treasury, at Cost	(76,893)
TOTAL SHAREHOLDER'S EQUITY	7,194
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 16,914

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2006

Revenues:	
Commissions	$ 111,912
Interest	259
	$ 112,171
Expenses:	
Commissions	98,487
Consulting Fees	10,452
Taxes and Licenses	2,832
Legal and Accounting	400
Total Expenses	$ 112,171
Net Income	$ --

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

December 31, 2006

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock
Balance December 31, 2005 and 2006	$ 308	65,078	18,701	(76,893)

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Commissions Received	$ 103,185
Interest Received	256
Commissions Paid	(89,757)
Cash Paid to Vendors and Others	(13,684)
Net Cash Flows Provided by Operating Activities	--
Net Increase in Cash and Cash Equivalents	--
Cash and Cash Equivalents at Beginning of Year	36
Cash and Cash Equivalents at End of Year	$ 36

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ --
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in Commissions Receivable	8,727
Increase in Interest Receivable	2
Increase in Commissions Payable	(8,729)
Total Adjustments	--
Net Cash Provided by Operating Activities	$ --

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Summary of Significant Accounting Policies

   Revenues are earned from commissions received by the Company under a clearing agreement with Northeast Securities Inc. The Company forwards instructions for buying and selling common and preferred stocks, bonds and options for its customer's accounts for execution.

   Commissions are paid monthly when received from Northeast Securities, Inc. The Company's primary commission agent owns all of the outstanding shares of the Company. Services are performed under a commission agreement with the Company which has been in effect since 1980. The agent is responsible for certain expenses related to occupancy and utilities and the Company is responsible for regulatory and other expenses.

   During 2005 the NASD conducted an examination of selected aspects of the Company's business and operations. Certain procedural deficiencies and rule violations were alleged. The Company agreed to the "Letter of Waiver and Consent" for resolution of the findings and paid a censure and administrative fine of $7,500 without admitting or denying the allegations. Any procedural deficiencies and rule violations have been corrected. The amount above has been recorded in the statement of operations under "Taxes and Licenses".

2. Changes in Liabilities Subordinated to Claims of General Creditors

   No liabilities were subordinated to claims of general creditors at December 31, 2006, therefore, no changes are reportable herein.

3. Statement of Cash Flows

   For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Common Stock	$ 308
Capital in Excess of Par Value	65,078
Retained Earnings	18,701
	84,087
Less Treasury Stock	(76,893)
Total Ownership Equity	$ 7,194
Deduct:	
Accrued Interest Receivable	10
Net Capital	$ 7,184

Schedule II

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

1.	Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$ 648
2.	Minimum Dollar Net Capital Requirement	$ 5,000
3.	Net Capital Required (Greater of 1. or 2.)	$ 5,000
4.	Excess Net Capital:	
	Net Capital	$ 7,184
	Less: Required Net Capital	5,000
		$ 2,184
5.	Excess Net Capital at 1000%:	
	Net Capital	$ 7,184
	Less: 10% of Aggregate Indebtedness	972
		$ 6,212

Schedule III

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

1.	Total Aggregate Indebtedness from Balance Sheet	$ 9,720
2.	Total Net Capital	$ 7,184
3.	Percentage of Aggregate Indebtedness to Net Capital	135.3%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	57.5%

Schedule IV

FINANCIAL RESEARCH COMPANY, INC.

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2006

Net Capital	$ 7,184
Net Capital per Unaudited FOCUS Report (Note)	7,036
Net Change	$ 148

Note: One prior year correction of $158 was not recorded in the proper account, netted with $10 of accrued interest receivable which was not included on the unaudited FOCUS report.

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

We have examined the financial statements of Financial Research Company, Inc. as of December 31, 2006, and have issued our report thereon dated January 6, 2007. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Research Company, Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Financial Research Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

January 6, 2007

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

January 6, 2007

END